UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2022

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: October 6, 2022	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Sr. Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated October 06, 2022 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) regarding Intimation.

October 06, 2022

New York Stock Exchange

11, Wall Street,

New York,

NY 10005, USA

Sub: Intimation

We would like to intimate the following:

1)

The Bank’s advances aggregated to approximately ₹ 14,800 billion as of September 30, 2022, a growth of around 23.5% over ₹ 11,988 billion as of September 30, 2021 and a growth of around 6.1% over ₹ 13,951 billion as of June 30, 2022. Gross of transfers through inter-bank participation certificates and bills rediscounted, the Bank’s advances grew by around 25.8% over September 30, 2021 and around 7.2% over June 30, 2022.

As per the Bank’s internal business classification, domestic retail loans grew by around 21.5% over September 30, 2021 and around 5.0% over June 30, 2022; commercial & rural banking loans grew by around 31.5% over September 30, 2021 and around 9.5% over June 30, 2022; and corporate & other wholesale loans grew by around 27.0% over September 30, 2021 and around 9.0% over June 30, 2022.

2)

The Bank’s deposits aggregated to approximately ₹ 16,735 billion as of September 30, 2022, a growth of around 19.0% over ₹ 14,063 billion as of September 30, 2021 and a growth of around 4.3% over ₹ 16,048 billion as of June 30, 2022.

Retail deposits increased by ₹ 705 billion during the quarter, and grew by around 20.5% over September 30, 2021 and around 5.5% over June 30, 2022; wholesale deposits grew by around 12.5% over September 30, 2021 and were lower by around 0.5% over June 30, 2022.

3)

The Bank’s CASA deposits aggregated to approximately ₹ 7,595 billion as of September 30, 2022, a growth of around 15.4% over ₹ 6,582 billion as of September 30, 2021 and a growth of around 3.4% over ₹ 7,346 billion as of June 30, 2022. The Bank’s CASA ratio stood at around 45% as of September 30, 2022, as compared to 46.8% as of September 30, 2021 and 45.8% as of June 30, 2022.

4)

During the quarter ended September 30, 2022, the Bank purchased loans aggregating ₹ 91.45 billion through the direct assignment route under the home loan arrangement with Housing Development Finance Corporation Limited.

The above information is subject to an audit by the statutory auditors of the Bank.

We request you to bring the above to the notice of all concerned.

Yours truly,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Sr. Vice President – Legal & Company Secretary